EXHIBIT 10.66

TRUCK ENGINE RECEIVABLES MASTER TRUST

$100,000,000 Aggregate Principal Balance
of Floating Rate Trade Receivables Backed Notes, Series 2000-1

PURCHASE AGREEMENT

Dated as of November 15, 2000

TABLE OF CONTENTS

Schedule A   -   Initial Purchasers

Exhibit A   -   Opinion of Kirkland & Ellis (in re enforceability and corporate matters)

Exhibit B   -   Opinion of Kirkland & Ellis (in re disclosure matters)

$100,000,000
Floating Rate Trade Receivables Backed Notes, Series 2000-1

TRUCK ENGINE RECEIVABLES MASTER TRUST

PURCHASE AGREEMENT

November 15, 2000

Banc One Capital Markets, Inc.
One First National Plaza
Chicago, Illinois 60670

Ladies and Gentlemen:

Truck Engine Receivables Financing Co., a Delaware corporation (the "Seller"), and Navistar Financial Corporation, a Delaware corporation ("Navistar Financial"), hereby confirm their agreement with Banc One Capital Markets, Inc. (the "Initial Purchaser"), with respect to the purchase by the Initial Purchaser of $100,000,000 aggregate principal balance of Floating Rate Trade Receivables Backed Notes, Series 2000-1 (the "Notes") of Truck Engine Receivables Master Trust (the "Trust").

The Notes are to be issued pursuant to an Indenture to be dated as of November 21, 2000, among the Seller, Navistar Financial, as Servicer (the "Servicer"), and The Bank of New York, as Indenture Trustee (the "Indenture Trustee"), and related Series 2000-1 Supplement to the Indenture to be dated November 21, 2000 (the "Supplement"). The Notes will be issued in book-entry form in the name of Cede & Co., as nominee of The Depository Trust Company ("DTC"), pursuant to a letter agreement to be dated as of the Closing Date (as defined in Section 2(b)) (the "DTC Agreement"), among the Seller, the Indenture Trustee and DTC.

The Seller and Navistar Financial understand that the Initial Purchaser proposes to make an offering of the Notes on the terms and in the manner set forth herein and agree that the Initial Purchaser may resell, subject to the conditions set forth herein, all or a portion of the Notes to purchasers ("Subsequent Purchasers") at any time after the date of this Agreement. The Notes are to be offered and sold to and by the Initial Purchaser without being registered under the Securities Act of 1933, as amended (the "1933 Act"), in reliance upon exemptions therefrom. Pursuant to the terms of the Notes and the Indenture and Supplement and subject to the conditions therein, investors that acquire Notes may only resell or otherwise transfer such Notes (i) if such Notes are hereafter registered under the 1933 Act, (ii) outside the United States to certain persons pursuant to Regulation S of the 1933 Act ("Regulation S"), or (iii) if an exemption from the registration requirements of the 1933 Act is available (including the exemption afforded by Rule 144A ("Rule 144A") of the rules and regulations promulgated under the 1933 Act by the Securities and Exchange Commission (the "Commission").

The Seller has prepared and delivered to the Initial Purchaser an electronic copy of a preliminary offering memorandum dated November 2, 2000 (the "Preliminary Offering Memorandum") and has prepared and will promptly deliver to the Initial Purchaser an electronic copy of a final offering memorandum dated as of the date hereof (the "Final Offering Memorandum"), each for use by such Initial Purchaser in connection with its solicitation of purchases of, or offering of, the Notes. "Offering Memorandum" means, with respect to any date or time referred to in this Agreement, the most recent offering memorandum (whether the Preliminary Offering Memorandum or the Final Offering Memorandum, or any amendment or supplement to either such document), including exhibits thereto and any documents incorporated therein by reference, which has been prepared and delivered by the Seller to the Initial Purchaser in connection with its solicitation of purchases of, or offering of, the Notes. Capitalized terms used herein that are not otherwise defined shall have the meanings ascribed thereto in the Offering Memorandum.

SECTION (a) Representations, Warranties and Agreements.

(a) **Seller and Navistar Financial**. The Seller and Navistar Financial, jointly and severally, represent and warrant to the Initial Purchaser as of the date hereof and as of the Closing Date referred to in Section 2(b) hereof, and agree with the Initial Purchaser, as follows:

(a) None of the Seller, Navistar Financial, any of their respective affiliates (other than the Initial Purchaser), as such term is defined in Rule 501(b) under the 1933 Act (each, an "Affiliate") or any person acting on their behalf (other than the Initial Purchaser, as to whom the Seller and Navistar Financial make no representation), has, directly or indirectly, solicited any offer to buy, sold or offered to sell or otherwise negotiated in respect of, or will solicit any offer to buy or offer to sell or otherwise negotiate in respect of, any security which is or would be integrated with the sale of the Notes in a manner that would require the Notes to be registered under the 1933 Act.

(b) None of the Seller, Navistar Financial any of their respective Affiliates, or any person acting on their behalf (other than the Initial Purchaser, as to whom the Seller and Navistar Financial make no representation) has engaged or will engage, in connection with the offering of the Notes, in any form of general solicitation or general advertising within the meaning of Rule 502(c) under the 1933 Act, or has engaged or will engage in any direct selling efforts (as that term is defined in Regulation S) with respect to the Notes, and the Seller and Navistar Financial, any of their respective Affiliates, and any person acting on their behalf (other than the Initial Purchaser, as to whom the Seller and Navistar Financial make no representation) have complied and will comply with the offering restriction requirement of Regulation S.

(c) Subject to compliance by the Initial Purchaser with the representations and warranties set forth in Section 2 and the procedures set forth in Section 6 hereof, it is not necessary in connection with the offer, sale and delivery of the Notes to the Initial Purchaser and to each Subsequent Purchaser in the manner contemplated by this Agreement and the

Offering Memorandum to register the Notes under the 1933 Act or to qualify the Indenture and Supplement under the Trust Indenture Act of 1939, as amended (the "1939 Act").

(d)   Since the respective dates as of which information is given in the Preliminary Offering Memorandum and the Final Offering Memorandum, (A) there has been no material adverse change or development which would reasonably be expected to result in a material adverse change in the condition, financial or otherwise, of the Seller or Navistar Financial, whether or not arising in the ordinary course of business, other than as set forth or contemplated in the Final Offering Memorandum and (B) there have been no transactions entered into by the Seller or Navistar Financial, other than those in the ordinary course of business, that are material with respect to the condition, financial or otherwise, of the Seller or Navistar Financial, other than as set forth or contemplated in the Final Offering Memorandum and other than the proposed offering of $400 million of senior notes of Navistar Financial.

(e)   Each of the Seller and Navistar Financial has been duly formed and is validly existing as a corporation under the laws of the State of Delaware and all filings required at the date hereof under the laws of the State of Delaware with respect to the due formation and valid existence of it as a corporation thereunder have been made; each of the Seller and Navistar Financial has all requisite power and authority to own, lease and operate its properties and to conduct its business as described in the Offering Memorandum and to enter into and to perform its obligations; and each of the Seller and Navistar Financial is duly qualified or registered as a foreign corporation to transact business and is in good standing in each jurisdiction in which such qualification or registration is required, whether by reason of the ownership of property or the conduct of business, except where the failure to so qualify would not result in a material adverse change in its condition, financial or otherwise.

(f)   This Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, the Seller and Navistar Financial, except as the enforceability thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), moratorium, reorganization or other similar laws affecting enforcement of creditors' rights generally and by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(g)   As of the Closing Date, each Transaction Document to which it is a party shall have been duly executed and delivered by the Seller and Navistar Financial and, assuming the due authorization, execution and delivery thereof by the other parties thereto, shall constitute the legal, valid and binding agreement of the Seller and Navistar Financial, enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), moratorium, reorganization or other similar laws affecting enforcement of creditors' rights generally and by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(h)   The Notes have been duly authorized and, as of the Closing Date, will have been duly executed by the Trust and, when authenticated, issued and delivered in the manner provided for in the Indenture and Supplement and delivered against payment of the purchase price therefor as provided in this Agreement, will constitute the legal, valid and binding obligations of the Seller, enforceable in accordance with their terms, except as the enforcement thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), moratorium, reorganization or other similar laws affecting enforcement of creditors' rights generally and by general principles of equity (regardless of whether such enforcement is considered in a proceeding in equity or at law), and will be in the form contemplated by, and entitled to the benefits of, the Indenture and Supplement.

(i)   Neither the Seller nor Navistar Financial is in violation of its charter or bylaws, in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, loan agreement, note, lease or other instrument to which it is a party or by which it may be bound, or to which any of its properties or assets is subject or in violation of any law, order, rule or regulation applicable to it or any of its properties of any court or of any federal or state regulatory, administrative agency or other governmental instrumentality having jurisdiction over it or any of its properties; and the execution, delivery and performance by each of the Seller and Navistar Financial of this Agreement, and each of the Transaction Documents to which it is a party and the consummation of the transactions contemplated herein and therein and in the Offering Memorandum (including the issuance and sale of the Notes and the use of the proceeds from the sale of the Notes as described in the Offering Memorandum under the caption "Use of Proceeds") and compliance by it with its obligations hereunder and thereunder have been duly and validly authorized by all necessary corporate action and will not conflict with or constitute a breach of, or default under, or result in the creation or imposition of any lien, charge or encumbrance (a "Lien") upon any of its properties or assets pursuant to any material contract, indenture, mortgage, loan agreement, note, lease or other instrument to which it is a party or by which it may be bound, or to which any of its properties or assets is subject, nor will such action result in any violation of the provisions of its charter or bylaws or any applicable law, order, rule, regulation or administrative or court decree.

(j)   There is no action, suit, proceeding or inquiry before or by any court or governmental agency or body, domestic or foreign, now pending, or, to the knowledge of the Seller or Navistar Financial, threatened, against or affecting the Seller or Navistar Financial which might result in a material adverse change in its condition, financial or otherwise, and all pending legal or governmental proceedings to which either the Seller or Navistar Financial is a party or of which any of its properties or assets is the subject are, considered in the aggregate, not material.

(k)   Subject to compliance by the Initial Purchaser with the representations and warranties set forth in Section 2(c) and the procedures set forth in Section 6 hereof, no filing with, or authorization, approval or consent of, any court, governmental authority or agency or any other person is necessary in connection with the execution, delivery and performance by the Seller or Navistar Financial of this Agreement, the Notes or any of the other Transaction Documents or the consummation by it of the transactions contemplated hereby or thereby, except for any filings in accordance with applicable state securities laws and such as will have been obtained and are in full force and effect as of the Closing Date.

(l)   Each of the Seller and Navistar Financial possesses all material certificates, authorities, licenses or permits issued by the appropriate state, federal or foreign regulatory agencies or bodies as are necessary to conduct the business now operated by it, and it has not received any notice of proceedings relating to the revocation or modification of any such certificate, authority, license or permit that, individually or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would result in a material adverse change in its condition, financial or otherwise.

(m)   On the Closing Date (after giving effect to all transactions occurring on such date), the Net Invested Amount shall not exceed the Base Amount.

(n)   No event has occurred and is continuing that constitutes, or with the passage of time or the giving of notice or both would constitute, an Early Amortization Event or a Servicing Default.

(o)   Neither the Seller nor Navistar Financial is now, nor as a result of the transactions contemplated by this Agreement will it become, an "investment company," nor is it "controlled" by an "investment company" as such terms are defined in the Investment Company Act of 1940, as amended.

(p)   As of the Closing Date, the representations and warranties of each of the Seller and Navistar Financial in each Transaction Document to which it is a party and in each officers' certificate of the Seller and Navistar Financial, delivered as of the Closing Date will be true and correct, and the Initial Purchaser may rely on such representations as if they were set forth herein in full.

(b)   **Initial Purchaser**. The Initial Purchaser represents and warrants to the Seller and Navistar Financial as of the date hereof and as of the Closing Date referred to in Section 2(b) hereof, and agrees with the Seller and Navistar Financial, as follows:

(a)   The Initial Purchaser represents and warrants to, and agrees with the Seller, that it is an "accredited investor" within the meaning of Rule 501(a) under the 1933 Act (an "Accredited Investor"), with such knowledge and experience in financial and business matters as are necessary in order to evaluate the merits and risks of an investment in the Notes, it is purchasing the Notes pursuant to a private sale exempt from registration under the 1933 Act, it has not engaged and will not engage in connection with the offering of the Notes in any form of general solicitation or general advertising within the meaning of Rule 502(c) under the 1933 Act, and it will solicit offers for the Notes, and will offer, sell or deliver the Notes as part of their initial offering, only in accordance with Section 6.

(b)   With respect to any information not contained in the Offering Memorandum and designated as confidential by the Seller and Navistar Financial, the Initial Purchaser hereby agrees to cause any prospective purchaser of Notes to execute that certain Confidentiality Letter agreed upon by the parties hereto prior to the dissemination of such confidential information to such purchaser.

SECTION (b) Sale and Delivery to Initial Purchaser -- Closing.

     (a)   **Notes**. On the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, the Seller agrees to sell to the Initial Purchaser and the Initial Purchaser agrees to purchase from the Seller the respective principal balance of Notes set forth opposite the name of such Initial Purchaser in Schedule A hereto at a purchase price equal to the principal balance thereof. As compensation to the Initial Purchaser for its commitment and obligation hereunder in respect of the Notes, the Seller will pay to the Initial Purchaser on the Closing Date an amount equal to 37.5 basis points *multiplied by* the aggregate principal balance of the Notes purchased by such Initial Purchaser hereunder (or $375,000).

     (b)   **Payment.** Payment of the purchase price for, and delivery of the Notes shall be made at the office of Kirkland & Ellis, Chicago, Illinois, or at such other place as shall be agreed upon by the Initial Purchaser and the Seller, at 10:00 A.M. (Chicago time) on November 21, 2000, or such other time on the same or such other date as shall be agreed upon by the Initial Purchaser and the Seller (such time and date of payment and delivery being herein called the "Closing Date"). Payment shall be made to the Seller by wire transfer of immediately available funds to a bank account designated by the Seller, against delivery to the Initial Purchaser, through the facilities of DTC, of the Notes to be purchased by them.

     (c)   **Denominations; Registration.** The Notes shall be registered in the name of Cede & Co. pursuant to the DTC Agreement and shall be made available for examination by the Initial Purchaser in Chicago, Illinois not later than 10:00 A.M. (Chicago time) on the last business day prior to the Closing Date.

     SECTION (c) Covenants of the Seller and Navistar Financial. The Seller and Navistar Financial each severally covenant and agree as follows:

     (a)   **Offering Memorandum.** The Seller and Navistar Financial, as promptly as possible, will furnish to the Initial Purchaser an electronic copy of the Final Offering Memorandum and, with respect to any documents which were not or will not be provided electronically to the Initial Purchaser, at the expense of the Seller and Navistar Financial, such number of copies of any amendments and supplements to the Offering Memorandum and documents incorporated by reference therein as the Initial Purchaser may reasonably request.

     (b)   **Notice and Effect of Material Events.** The Seller and Navistar Financial will immediately notify the Initial Purchaser, and confirm such notice in writing, of (x) any filing made by the Seller or Navistar Financial of information relating to the offering of the Notes with any securities exchange or any other regulatory body in the United States or any other jurisdiction, and (y) prior to the completion of the placement of the Notes by the Initial Purchaser as evidenced by a notice in writing from the Initial Purchaser to the Seller, any material changes in or affecting the Seller, Navistar Financial, the Trust or the Receivables that make any statement in the Offering Memorandum false or misleading in any material respect or which requires additions to or changes in the Offering Memorandum in order to make the statements therein not misleading.

     (c)   **Amendment to Offering Memorandum and Supplements.** The Seller and Navistar Financial will advise the Initial Purchaser promptly of any proposal to amend or supplement the Final Offering Memorandum and will not effect such amendment or supplement without the consent of the Initial Purchaser, which consent will not unreasonably be withheld. Neither the consent of the Initial Purchaser, nor the Initial Purchaser's delivery of any such amendment or supplement, shall constitute a waiver of any of the conditions set forth in Section 5 hereof.

(d)   **Qualification of Notes for Offer and Sale**. Each of the Seller and Navistar Financial will use its best efforts, in cooperation with the Initial Purchaser, to take actions within its control to qualify the Notes for offering and sale under the applicable securities laws of such jurisdictions as the Initial Purchaser may designate and to maintain such qualifications in effect as long as required for the sale of the Notes; provided, however, that the Seller shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject.

(e)   **Rating of Notes.** Each of the Seller and Navistar Financial shall use its best efforts to take all action within its control that is necessary to enable Standard & Poor's Ratings Services, a division of McGraw Hill, Inc. ("S&P"). Moody's Investors Service, Inc. ("Moody's") and Fitch to provide their respective credit ratings of the Notes and to the extent, if any, that any rating provided with respect to the Notes is conditional upon the furnishing of documents or the taking of any other actions by the Seller or Navistar Financial, to furnish such documents and take such actions as soon as is practicable.

(f)   **DTC.** Each of the Seller and Navistar Financial will cooperate with the Initial Purchaser and use its best efforts to take actions within its control to permit the Notes to be eligible for clearance and settlement through the facilities of DTC and through the Euroclear System and Coldstream Banking, societe anonyme.

(g)   **Use of Proceeds.** The Seller and Navistar Financial will use the proceeds received by them from the sale of the Notes in the manner specified in the Offering Memorandum under "Use of Proceeds."

(h)   **Information.** So long as any Notes are outstanding, the Seller and Navistar Financial agree to provide to any holder of the Notes, or any prospective purchaser thereof, pursuant to Rule 144A, such information as is available to it and as may be required to render the Notes eligible for resale pursuant thereto.

(i)   **Compliance Statements.** So long as any Notes are outstanding, the Seller and Navistar Financial will make good faith efforts to deliver or cause to be delivered to the Initial Purchaser the annual statements as to compliance and the annual statements of a firm of independent public accountants as to compliance.

SECTION (d)Payment of Expenses. Each of the Seller and Navistar Financial agree, jointly and severally, to pay all expenses incident to the performance of its obligations under this Agreement, including: (a) the preparation and printing of the Offering Memorandum (including financial statements and any schedules or exhibits and any document incorporated therein by reference) and of each amendment or supplement thereto, (b) the preparation, printing and delivery to the Initial Purchaser of this Agreement, the Indenture and Supplement and such other documents as may be required in connection with the offering, purchase, sale, issuance or delivery of the Notes,

(c) the preparation, issuance and delivery of the Notes to the Initial Purchaser, including any charges of DTC in connection therewith, (d) the fees and disbursements of the counsel, accountants and other advisors to the Seller and Navistar Financial, (e) the qualification of the Notes under securities laws in accordance with the provisions of Section 3(d) hereof, including filing fees and the fees and disbursements of counsel for the Initial Purchaser in connection therewith and in connection with the preparation of the Blue Sky Survey and any supplement thereto, (f) the fees and expenses of the Owner Trustee and the Indenture Trustee, including the fees and disbursements of counsel for the Owner Trustee and the Indenture Trustee in connection with the Indenture, the Supplement and the Notes; and (g) any fees payable in connection with the rating of the Notes.

In addition, the Seller and Navistar Financial agree, jointly and severally, to pay all out-of-pocket expenses of the Initial Purchaser incurred by the Initial Purchaser in connection with the transactions contemplated by this Agreement, including, but not limited to, reasonable legal fees and expenses and due diligence travel and expenses.

SECTION (e) Conditions of Initial Purchaser's Obligations. The obligations of the Initial Purchaser hereunder are subject to the accuracy of the representations and warranties of the Seller and Navistar Financial contained in Section 1 hereof, to the performance by the Seller and Navistar Financial of their respective covenants and other obligations hereunder, and to the following further conditions:

(a) **Opinion of Counsel Regarding Enforceability and Corporate Matters**. As of the Closing Date, the Initial Purchaser, Navistar Financial and the Seller shall have received the opinions, dated as of the Closing Date, of Kirkland & Ellis, special counsel to the Seller, Navistar Financial and the Initial Purchaser, to the effect set forth in Exhibit A hereto.

(b) **Opinion of Counsel for Indenture Trustee and Owner Trustee**. As of the Closing Date, the Initial Purchaser shall have received the opinions, dated as of the Closing Date, of special counsel to the Owner Trustee and the Indenture Trustee, in form and substance satisfactory to counsel for the Initial Purchaser, with respect to such matters as counsel to the Initial Purchaser may reasonably request.

(c) **Opinion of Counsel Regarding Disclosure Matters.** As of the Closing Date, the Initial Purchaser, Navistar Financial and the Seller shall have received the opinions, dated as of the Closing Date, of Kirkland & Ellis, special counsel to the Initial Purchaser, Navistar Financial and the Seller to the effect set forth in Exhibit B hereto.

(d) **Officers' Certificate**. As of the Closing Date, the Initial Purchaser shall have received certificates, dated as of the Closing Date, of the President, any Vice President or the Treasurer or any Assistant Treasurer of each of the Seller and Navistar Financial, in which such officer shall state that (i) the representations and warranties of the Seller or Navistar Financial, as the case may be, in this Agreement or any of the Transaction Documents are true and correct on and as of the Closing Date, (ii) the Seller or Navistar Financial, as the case may be, has complied with all agreements and satisfied all conditions on its part to be performed or satisfied hereunder or under the Transaction Documents on or prior to the Closing Date, and (iii) subsequent to the date of this Agreement, there has been no material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of International Truck and Engine Corporation, the Seller or Navistar Financial, as the case may be, except as set forth in or contemplated by the Offering Memorandum.

(e) **Procedures Letter.** At the time of the execution of this Agreement, the Initial Purchaser shall have received from a firm of independent, nationally recognized, certified public accountants acceptable to the Initial Purchaser a letter ("Procedures Letter"), in form and substance satisfactory to the Initial Purchaser, verifying the accuracy of such financial and statistical data contained in the Preliminary Offering Memorandum as the Initial Purchaser shall deem advisable.

(f) **Rating of Notes.** As of the Closing Date, the Notes shall be rated in the "A" category or its equivalent by each of S&P, Moody's and Fitch. The Seller shall have delivered to the Initial Purchaser a letter dated as of the Closing Date, from each such rating agency, or other evidence satisfactory to the Initial Purchaser, confirming that the Notes have such ratings.

(g) **Additional Documents.** As of the Closing Date, counsel for the Initial Purchaser shall have been furnished with such documents and opinions as they may reasonably require for the purpose of enabling them to pass upon the issuance and sale of the Notes as herein contemplated, or in order to evidence the accuracy of any of the representations or warranties, or the fulfillment of any of the conditions, herein contained; and all proceedings taken by the Seller, Navistar Financial, the Owner Trustee or the Indenture Trustee in connection with the issuance and sale of the Notes as herein contemplated shall be reasonably satisfactory in form and substance to the Initial Purchaser and counsel for the Initial Purchaser.

(h) **Termination of Agreement.** If any condition specified in this Section shall not have been fulfilled when and as required to be fulfilled, this Agreement may be terminated by the Initial Purchaser by notice to the Seller at any time on or prior to the Closing Date, and such termination shall be without liability of any party to any other party except as provided in Section 4 and except that Sections 1, 7, 8 and 9 shall survive any such termination and remain in full force and effect.

All opinions, letters, evidence and certificates mentioned above or elsewhere in this Agreement shall be deemed in compliance with the requirements hereof only if they are in form and substance reasonably satisfactory to counsel for the Initial Purchaser.

SECTION (f) Subsequent Offers and Resales of the Notes.

(a) **Offer and Sale Procedures.** The Initial Purchaser, the Seller and Navistar Financial hereby establish and agree to observe the following procedures in connection with the offer and sale of the Notes:

(a) **Offers and Sales only to Qualified Institutional Buyers.** Offers and sales of the Notes shall only be made (A) in the case of offers inside the United States, to persons whom the offeror or seller reasonably believes to be Qualified Institutional Buyers, or, if any such person is buying for one or more institutional accountants for which such person is acting as fiduciary or agent, only when such person has represented to such offeror or seller that such account is a Qualified Institutional Buyer, to whom notice has been given that such sale or delivery is being made in reliance on Rule 144A, and (B) in the case of offers outside the United States, to persons other than U.S. persons ("foreign purchasers," which term shall include dealers or other professional fiduciaries in the United States acting on a discretionary

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basis for foreign beneficial owners (other than an estate or trust)); provided, however, in the case of clause (B), in purchasing such Notes such persons are deemed to have represented and agreed as provided under the caption "Transfer Restrictions" in the Offering Memorandum.

(b)   **No General Solicitation.** No general solicitation or general advertising (within the meaning of Rule 502(c) under the 1933 Act) will be used in the United States in connection with the offering or sale of the Notes.

(c)   **Subsequent Purchaser Notification.** In the case of offers and sales inside the United States, the Initial Purchaser will take reasonable steps to inform, and cause each of its Affiliates doing business in the United States to take reasonable steps to inform, persons acquiring Notes from the Initial Purchaser or Affiliate, as the case may be, that the Notes (A) have not been and will not be registered under the 1933 Act, (B) are being sold to them without registration under the 1933 Act in reliance on Rule 144A or in accordance with another exemption from registration under the 1933 Act, as the case may be, and (C) may not be offered, sold or otherwise transferred except (1) to a person whom the seller reasonably believes is a "qualified institutional buyer" as defined in Rule 144A that purchases for its own account or for the account of another qualified institutional buyer to whom notice is given that the resale, pledge or transfer is being made in reliance on Rule 144A, (2) in offshore transactions in accordance with Rule 903 or 904 of Regulation S, (3) pursuant to another exemption available under the 1933 Act or (4) pursuant to a valid registration statement.

(d)   **Restrictions on Transfer.** The transfer restrictions and the other provisions set forth in the Offering Memorandum under the heading "Transfer Restrictions," including the legend required thereby, shall apply to the Notes except as otherwise agreed among the Seller, Navistar Financial and the Initial Purchaser.

(b)   **Covenants of the Seller and Navistar Financial.** Each of the Seller and Navistar Financial, severally and not jointly, covenants with the Initial Purchaser as follows:

(a)   **Integration.** Each of the Seller and Navistar Financial agrees that it will not and will cause its Affiliates not to solicit any offer to buy or make any offer or sale of, or otherwise negotiate in respect of, securities of any class if, as a result of the doctrine of "integration" referred to in Rule 502 under the 1933 Act, such offer or sale would render invalid (for the purpose of (A) the sale of the Notes by the Seller to the Initial Purchaser, (B) the resale of the Notes by the Initial Purchaser to Subsequent Purchasers or (C) the resale of the Notes by such Subsequent Purchasers to others) the exemption from the registration requirements of the 1933 Act provided by Section 4(2) thereof or by Rule 144A thereunder or otherwise.

(b)   **Rule 144A Information.** Each of the Seller and Navistar Financial agrees that, in order to render the Notes eligible for resale pursuant to Rule 144A under the 1933 Act, while any of the Notes remain outstanding, it will make available, upon request, to any holder of Notes or prospective purchasers of Notes the information specified in Rule 144A(d)(4) available to it (such information is herein referred to as "Additional Information").

SECTION (g) **Indemnification**

(a)   **Indemnification of lnitial Purchasers**. Each of the Seller and Navistar Financial agrees, jointly and severally, to indemnify and hold harmless the Initial Purchaser and each person, if any, who controls the Initial Purchaser within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act as follows:

(a)   against any and all loss, liability, claim, damage and expense whatsoever, as incurred, arising out of any untrue statement or alleged untrue statement of a material fact contained in any Preliminary Offering Memorandum or the Final Offering Memorandum (or any amendment or supplement thereto), or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(b)   against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission; provided that any such settlement is effected with the written consent of the Seller and Navistar Financial;

(c)   against any and all expense whatsoever, as incurred (including the reasonable fees and disbursements of counsel chosen by the Initial Purchaser), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission of the Seller or Navistar Financial, or any such alleged untrue statement or omission of the Seller or Navistar Financial, to the extent that any such expense is not paid under (i) or (ii) above;

provided, however, that (x) the indemnity provided in (i), (ii), and (iii) shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with written information furnished to the Seller or Navistar Financial by the Initial Purchaser expressly for use in the Offering Memorandum (or any amendment thereto) and (y) the foregoing indemnity with respect to any untrue statement contained in or any omission from the Preliminary Offering Memorandum shall not inure to the benefit of the Initial Purchaser (or any person controlling such Initial Purchaser) from whom the person asserting any such loss, liability, claim, damage or expense purchased any of the Notes that are the subject thereof if the Seller or Navistar Financial shall sustain the burden of proving that (i) the untrue statement or omission contained in the Preliminary Offering Memorandum was corrected in the Final Offering Memorandum; (ii) such person was not sent or given a copy of the Final Offering Memorandum which corrected the untrue statement or omission at or prior to the written confirmation of the sale of such Notes to such person; and (iii) the Seller satisfied its obligation pursuant to Section 3(b) of this Agreement to provide to the Initial Purchaser an electronic copy of the Final Offering Memorandum which corrected the untrue statement or omission.

(b)   **Indemnification of Seller and Navistar Financial, Directors and Officers**.

(a)   The Initial Purchaser agrees to indemnify and hold harmless the Seller and Navistar Financial and each person, if any, who controls the Seller or Navistar Financial, respectively, within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act against any and all loss, liability, claim, damage and expense described in the indemnity contained in subsection (a) of this Section, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Offering Memorandum in reliance upon and in conformity with written information furnished to the Seller or Navistar Financial by the Initial Purchaser expressly for use in the Offering Memorandum. The Seller and Navistar Financial acknowledge that the statements set forth in the eighth paragraph under the caption "Plan of Distribution" in the Offering Memorandum constitute the only written information furnished to the Seller or Navistar Financial by the Initial Purchaser expressly for use in the Offering Memorandum.

(b)   The Initial Purchaser agrees to indemnify and hold harmless the Seller and Navistar Financial and each person, if any, who controls the Seller or Navistar Financial, respectively, within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act, against any and all loss, liability, claim, damage and expense, as incurred, arising from a breach of Section 1(b)(ii).

(c)   **Actions against Parties; Notification.** Each indemnified party shall give notice as promptly as reasonably practicable to each indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify an indemnifying party shall not relieve such indemnifying party from any liability hereunder to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than on account of this indemnity agreement. In the case of parties indemnified pursuant to Section 7(a) above, counsel to the indemnified parties shall be selected by the Initial Purchaser and, in the case of parties indemnified pursuant to Section 7(b) above, counsel to the indemnified parties shall be selected by the Seller and Navistar Financial. An indemnifying party may participate at its own expense in the defense of any such action; provided, however, that counsel to the indemnifying party shall not (except with the consent of the indemnified party) also be counsel to the indemnified party. In no event shall the indemnifying parties be liable for fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances. No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this Section 7 or Section 8 hereof (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

SECTION (h)Contribution. If the indemnification provided for in Section 7 hereof is for any reason unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, liabilities, claims, damages or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount of such losses, liabilities, claims, damages and expenses incurred by such indemnified party, as incurred, (i) in such proportion as is appropriate to reflect the relative benefits received by the Seller and Navistar Financial on the one hand and the Initial Purchaser on the other hand from the offering of the Notes pursuant to this Agreement or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Seller and Navistar Financial on the one hand and of the Initial Purchaser on the other hand in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Seller and Navistar Financial on the one hand and the Initial Purchaser on the other hand in connection with the offering of the Notes pursuant to this Agreement shall be deemed to be in the same respective proportions as the total net proceeds from the offering of the Notes pursuant to this Agreement (before deducting expenses) received by the Seller and the discount received by the Initial Purchaser, bear to the aggregate initial offering price of the Notes.

The relative fault of the Seller and Navistar Financial on the one hand and the Initial Purchaser on the other hand shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Seller and Navistar Financial, on the one hand, or by the Initial Purchaser, on the other hand, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

Each of the Seller, Navistar Financial and the Initial Purchaser agree that it would not be just and equitable if contribution pursuant to this Section 8 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 8.

Notwithstanding the provisions of this Section 8, the Initial Purchaser shall not be required to contribute any amount that in the aggregate exceeds the total price at which the Notes were purchased and resold by such Initial Purchaser under this Agreement, less the aggregate amount of any damages which such Initial Purchaser has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission or breach.

No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

For purposes of this Section 8, each person, if any, who controls the Initial Purchaser within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act shall have the same rights to contribution as the Initial Purchaser, and each person, if any, who controls either the Seller or Navistar Financial within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act shall have the same rights to contribution as the Seller or Navistar Financial, as the case may be.

SECTION (i) Representations, Warranties and Agreements to Survive Delivery. All representations, warranties and agreements of any party hereto contained in this Agreement or in certificates of officers of the Seller and Navistar Financial submitted pursuant hereto shall remain operative and in full force and effect, regardless of any investigation made by or on behalf of the Initial Purchaser or any controlling person, or by or on behalf of the Seller and Navistar Financial, and shall survive delivery of the Notes to the Initial Purchaser.

SECTION (j) Termination of Agreement.

(a) **Termination; General**. The Initial Purchaser may terminate this Agreement, by notice to the Seller, at any time on or prior to the Closing Date (i) if there has been, since the time of execution of this Agreement or since the respective dates as of which information is given in the Offering Memorandum, any material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Seller, Navistar Financial or the Trust created by the Trust Agreement whether or not arising in the ordinary course of business, (ii) if there has occurred any downgrading in the rating of the securities of the Seller, Navistar Financial or the Trust by any "nationally recognized statistical rating organization" (as such term is defined for purposes of Rule 436(g) under the 1933 Act) or any public announcement that any such organization has under surveillance or review any of the securities of the Seller, Navistar Financial or the Trust (other than an announcement with positive implications of a possible upgrading, and no implication of a possible downgrading of such rating), (iii) if there has occurred any material adverse change in the financial markets in the United States or financial or economic conditions in the United States, any outbreak of hostilities or escalation thereof or other calamity or crisis, in each case the effect of which is such as to, in the judgment of the Initial Purchaser, materially impair the Initial Purchaser's ability to market the Notes or to enforce contracts for the sale of the Notes, or (iv) if a banking moratorium has been declared by either Federal, New York or Illinois authorities.

(b) **Liabilities.** If this Agreement is terminated pursuant to this Section, such termination shall be without liability of any party to any other party except as provided in Section 4 hereof, and provided further that Sections 1, 7, 8 and 9 shall survive such termination and remain in full force and effect.

SECTION (k)Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard form of telecommunication. Notices to the Initial Purchaser shall be directed to Banc One Capital Markets, Inc. at One First National Plaza, Chicago, Illinois 60670, attention of Christopher J. Gilker; notices to the Seller shall be directed to Truck Engine Receivables Financing Co., 2850 West Golf Road, Rolling Meadows, Illinois 60008, attention Vice President and Treasurer; and notices to Navistar Financial shall be directed to Navistar Financial Corporation, 2850 West Golf Road, Rolling Meadows, Illinois 60008, attention Vice President and Treasurer.

SECTION (l) No-Petition. The Initial Purchaser agrees that prior to a date that is one year and one day after the date on which all amounts owing under the Notes have been paid in full, it will not commence, or join with any other creditor of the Seller in commencing, against the Seller, any bankruptcy, insolvency, arrangement, reorganization, receivership, relief or similar proceeding under any bankruptcy or similar law or assignment for the benefit of creditors or any marshaling of assets and liabilities.

SECTION (m) **Parties.** This Agreement shall inure to the benefit of and be binding upon the Initial Purchaser, the Seller and Navistar Financial and their respective successors. Nothing expressed or mentioned in this agreement is intended or shall be construed to give any person, other than the Initial Purchaser, the Seller and Navistar Financial and their respective successors and the controlling persons and officers and directors referred to in <u>Sections 7 and 8</u> and their heirs and legal representatives, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained. This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the Initial Purchaser, the Seller and Navistar Financial and their respective successors, and said controlling persons and officers and directors and their heirs and legal representatives, and for the benefit of no other person. No purchaser of Notes from the Initial Purchaser shall be deemed to be a successor by reason merely of such purchase.

SECTION (n) **Governing Law.** This Agreement shall governed by and construed in accordance with the laws of the State of Illinois.

SECTION (o) **Effect of Headings.** The Article and Section headings herein are for convenience only and shall not affect the construction hereof.

* * * * *

If the foregoing is in accordance with your understanding of our agreement, please sign and return to the Seller a counterpart hereof, whereupon this instrument, along with all counterparts, will become a binding agreement between the Initial Purchaser, Navistar Financial, and the Seller in accordance with its terms.

Very truly yours,

TRUCK ENGINE RECEIVABLES FINANCING CO.

By:_____

    Name:_____

    Its:_____

NAVISTAR FINANCIAL CORPORATION

By:_____

    Name:_____

    Its:_____

CONFIRMED AND ACCEPTED,
as of the date first above written:

BANC ONE CAPITAL MARKETS, INC.

By:_____

    Name:_____

    Its: Authorized Signatory

SCHEDULE A

INITIAL PURCHASERS

Name of Initial Purchaser	Principal Balance of Notes
Banc One Capital Markets, Inc.	$100,000,000
	$100,000,000

EXHIBIT A

OPINION OF KIRKLAND & ELLIS
(Counsel for Seller and Navistar Financial)

EXHIBIT B

OPINION OF KIRKLAND & ELLIS
(Counsel for Initial Purchaser)